UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No.____ )*

                       Algorhythm Technologies Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   015868 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                   Andrew Smith, 5310 NW 33rd Avenue, Suite 212
                     Ft. Lauderdale, FL 33309 (954)739-7005
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                              November 7, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                                       SCHEDULE 13D
---------------------------------------                   -----------------------------------------
CUSIP No. 015868 10 2                                                 Page 2 of 4  Pages
---------------------------------------                   -----------------------------------------
---------------------------------------------------------------------------------------------------
1        | NAME OF REPORTING PERSON
         | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         |
         | Andrew Smith
         |
--------------------------------------------------------------------------------------------------
2        | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                (a)|_|
         |                                                                                  (b)|_|
--------------------------------------------------------------------------------------------------
3        | SEC USE ONLY
         |
--------------------------------------------------------------------------------------------------
4        | SOURCE OF FUNDS*
         |
         |                        00
         |
--------------------------------------------------------------------------------------------------
5        | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
         |
--------------------------------------------------------------------------------------------------
6        | CITIZENSHIP OR PLACE OF ORGANIZATION
         |
         |                        US
--------------------------------------------------------------------------------------------------
     Number of     |    7       SOLE VOTING POWER        2,500,000 Shares
       Shares      |
    Beneficially   |------------------------------------------------------------------------------
      Owned by     |    8       SHARED VOTING POWER
        Each       |
     Reporting     |------------------------------------------------------------------------------
       Person      |    9       SOLE DISPOSITIVE POWER   2,500,000 Shares
        With       |
               |   |------------------------------------------------------------------------------
                   |   10       SHARED DISPOSITIVE POWER
---------------------------------------------------------------------------------------------------
11       | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         |
         |          2,500,000 Shares
         |
--------------------------------------------------------------------------------------------------
12       | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*              |_|
         |
--------------------------------------------------------------------------------------------------
13       | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         |
         |          20.65%
--------------------------------------------------------------------------------------------------
14       | TYPE OF REPORTING PERSON*
         |
         |          IN
         |
--------------------------------------------------------------------------------------------------

                           *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

CUSIP No. 015868 10 2                                         Page 3 of 4 Pages


ITEM 1. SECURITY AND ISSUER

      Common stock of Algorhythm Technologies Corporation, 5310 NW 33rd Avenue, Suite 212 Ft. Lauderdale, FL 33309


ITEM 2. IDENTITY AND BACKGROUND


      a.    Andrew Smith

      b.    20955 Vieto Terrace, Boca Raton, FL 33433


      c. President and director of issuer. President of ADS Advertising Corp., 5310 NW 33rd Avenue, Ft. Lauderdale, FL, wholly owned subsidiary of Issuer, a business that provides marketing and advertising services.


      d.    none

      e.    none

      f.    U.S.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The shares were obtained in an exchange for the shares of ADS Advertising Corp. in connection with a merger of ADS Advertising Corp. with the Issuer whereby ADS Advertising Corp. became a wholly owned subsidiary of the issuer.


ITEM 4. PURPOSE OF THE TRANSACTION

      The shares were acquired for investment. That as a result of the merger set forth in Item 3, Andrew Smith became President and a director of the Issuer.

      a.    Additional securities may be purchased for investment.

      b.    no

      c.    no

      d.    no

      e.    no

      f.    no

CUSIP No. 015868 10 2                                         Page 4 of 4 Pages


      g.    no

      h.    no

      i.    no

      j.    no


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      a. 2,500,000 shares - 20.65%, (includes 200,000 shares that can be obtained by the exercise of options.)

      b. The reporting person has sole voting and dispositive power of 2,500,000 shares.

      c. November 7, 1997. The shares were obtaind as set forth in Item 3 above.

      d.    not applicable

      e.    not applicable


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      None


SIGNATURE
---------

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  November 12, 1997
                                          By:    /s/ Andrew Smith
                                             -----------------------------------
                                          Name:  Andrew Smith